U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SEC File Number
FORM 12B-25	0-7501

CUSIP Number
NOTIFICATION OF LATE FILING	781168208
(Check One):

[ ]	Form 10-K and Form 10-KSB	[ ] Form 20-F	[ ]	Form 11-K
	[X] Form 10-Q and 10-QSB	[ ] Form N-SAR

For Period Ended: June 30, 2006
[	]	Transition Report on Form 10-K
[	]	Transition Report on Form 20-F
[	]	Transition Report on Form 11-K
[	]	Transition Report on Form 10-Q
[	]	Transition Report on Form N-SAR
For the Transition Period Ended:

     Read Attached Instruction Sheet Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Items(s) to which the notification relates.

Part I - Registrant Information

Full name of Registrant:	ADMIRALTY HOLDING COMPANY
Former Name if Applicable:	N/A
Address of Principal Executive Office (Street and Number)
3318 HWY 5 #504
City, State and Zip Code:	DOUGLASVILLE GA 30135-2308

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on
X		Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will
-----		be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule
12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period.

          The Registrant is unable to file its Form 10-QSB within the prescribed period because: it is still in the process of finalizing information needed to complete the financial statements due to its small size and limited personnel resources. The Registrant anticipates that it will file its
          Form 10-QSB within the five-day extension period.

Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification.

                Murray D. Bradley, Jr., Chief Financial Officer 404-348-4728

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities
Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify reports(s).

[ X ]Yes [  ]No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[  ]Yes [ X ]No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                ADMIRALTY HOLDING COMPANY

                                (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	August 14, 2006	By:	/s/ Murray D. Bradley
MURRAY D. BRADLEY
Chief Financial Officer